SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Disclaimer

This presentation contains forward looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL's growth prospects. These are merely estimates and projections and, as such, are based exclusively on the Management's expectations for GOL. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", " plan", "predict", "project", and other similar verbs are intended to identify these forward looking statements, involving risks and uncertainties that may lead actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. Factors that can affect performance include, but are not limited to: (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators; (ii) developments related to COVID-19, such as quarantine's length and extent, travel restrictions, and the overall impact on demand for air travel; (iii) competitive environment in the Brazilian air market and government measures that may affect it; (iv) volatility in fuel prices; and (v) risks disclosed in GOL's filings with the US Securities and Exchange Commission and CVM – Brazilian Securities and Exchange Commission.

All forward looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

Non-GAAP Measures

Meeting industry practices, GOL discloses so-called non-GAAP financial measures not recognized under IFRS or US GAAP, including "net debt", "total liquidity" and "EBITDA". GOL's Management believes that disclosing non-GAAP measures provides useful information to investors, financial analysts and the public when assessing the operating performance and comparing with the operating performance of other companies in the same industry and others. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly named measures taken by other companies. Potential investors should not rely on information not recognized in IFRS to replace IFRS measures regarding profit or cash flow when deciding on investments.

GOL | Passenger Transportation

ASK (Bi) x Operational fleet (#)

108
107
102
102
107
+6.7%
10.8
10.7
10.8
9.5
11.5
9.8
9.7
9.3
8.4
10.0
1.0
1.1
1.5
1.2
1.6
3Q23
4Q23
1Q24
2Q24
3Q24
Fleet
Domestic ASK
International ASK
108
107
-1.4%
32.3
31.9
29.1
27.6
3.2
4.3
9M23
9M24

Sales (R$ Bi) x Passengers (#)

8.1
7.8
7.2
6.7
8.0
-1.8%
4.5
4.3
3.5
3.7
4.4
3Q23
4Q23
1Q24
2Q24
3Q24
Passengers
Sales
23.0
21.9
-4.7%
12.2
11.6
9M23
9M24

Smiles | Loyalty Program

Sales (R$ Bi) x Customers (MM)

22.2
22.6
22.9
23.2
23.6
+14.4%
1.2
1.3
1.3
1.3
1.3
Customers
Sales
3Q23
4Q23
1Q24
2Q24
3Q24

22.2
23.6
+7.1%
3.7
3.9
9M23
9M24

Redeemed miles (MM) x Redemption Transactions (Mil)

+22.6%
2.2
2.1
2.6
2.5
2.6
55.8
56.3
59.0
61.9
68.4
Redemption transactions
Redeemed miles
3Q23
4Q23
1Q24
2Q24
3Q24

+9.2%
6.6
7.6
173.3
189.2
9M23
9M24

GOLLOG | Cargo Transportation

Weight Transported (Ton.) x Cargo Fleet (#)

5
6
6
6
6
+8.2%
30.9
34.1
36.0
39.5
33.4
3Q23
4Q23
1Q24
2Q24
3Q24
Cargo Fleet
Weigth Transported

+38.4%
5
6
78.7
108.9
9M23
9M24

Sales (R$ MM)

+22,7%
256
284
294
309
314
3Q23
4Q23
1Q24
2Q24
3Q24

+33,7%
685
917
9M23
9M24

Consolidated Financial Result

Revenue

Yield
RASK
PRASK
52.6
47.0
47.0
48.2
45.2
46.5
43.1
44.2
43.7
41.3
43.0
39.3
40.1
36.5
38.7
3Q23
4Q23
1Q24
2Q24
3Q24
47.6
46.7
42.5
42.7
38.7
38.5
9M23
9M24

Consolidated Revenue (R$ MM)

+6.3%
4.7
5.0
4.7
3.9
5.0
3Q23
4Q23
1Q24
2Q24
3Q24
-0.9%
13.7
13.6
9M23
9M24

Consolidated Financial Result

Recurring costs

CASK
+3.7%
3Q23 vs. 3Q24
CASK
Fuel
-4.5%
3Q23 vs. 3Q24
CASK
ex-Fuel
+8.5%
3Q23 vs. 3Q24
34.8
12.6
22.1
3Q23
35.1
12.8
22.3
4Q23
33.4
11.6
21.9
1Q24
36.9
12.2
24.7
2Q24
36.1
12.1
24.0
3Q24
35.1
13.7
21.4
9M23
35.4
11.9
23.5
9M24
CASK
+1.0%
9M23 vs. 9M24
CASK
Fuel
-13.1%
9M23 vs. 9M24
CASK
ex-Fuel
+10.0%
9M23 vs. 9M24
CASK Fuel
CASK ex-Fuel

[1] Does not consider costs directly associated to the cargo aircraft

Consolidated Financial Result

Recurring EBITDA

26.8%
32.0%
30.3%
18.9%
24.0%
1,250
1,615
1,427
745
1,192
3Q23
4Q23
1Q24
2Q24
3Q24
25.0%
24.7%
3,435
3,364
9M23
9M24
EBITDA Margin
EBITDA (R$ MM)

Cash Flow | 9M24

BRL million

3.364
321
(1.226)
(2.554)
(371)
(1.218)
4.781
(1.833)
(149)
1.117
Recurring EBITDA
Non-Cash Items and Others
Non-Recurring Items
Accounts Receivable
Other Working Capital
CAPEX
New Funding & Amortization
Leasing
Interest and Others
Free Cash Flows
Operating Cash Flow
Investing Cash Flow
Financing Cash Flow
R$ 465 MM
(R$ 1,2Bn)
R$ 2,6 Bn

Capital Structure

Net Debt (R$ MM)[1]
4.2x
5.3x
5.5x
19,234
26,627
27,582
3Q23
2Q24
3Q24
Leverage

Liquidity (R$ MM)
4.1
5.5
5.3
2.0
2.6
1.9
2.0
2.9
3.4
1Q24
2Q24
3Q24
Cash and Cash Equivalents
Receivables

[1] Considers adjusted net debt excluding total cash and EBITDA excluding non-recurring items.

Investor Relations
ir@voegol.com.br
www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer